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10028585

BB 3/22

SECURITI N

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Grove ~~Securities, Inc.~~ Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 S. Walnut Street
(No. and Street)

Rochester (City) Illinois (State) 62563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don McCarthy (217) 498-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eck, Schafer & Punke, LLP
(Name – *if individual, state last, first, middle name*)

600 East Adams Street (Address) Springfield (City) Illinois (State) 62701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/22
M

OATH OR AFFIRMATION

I, Donald J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHEILA COURVILLE
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires July 28, 2011

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

December 31, 2009

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

To the Board of Directors
Oak Grove Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Oak Grove Investment Services, Inc. (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We believe the following matter is a significant deficiency. Our recommendations regarding these matters are discussed below.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only one person records all cash and security transactions and does the bookkeeping for the Company. This weakness is somewhat mitigated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 18, 2010

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2009

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statement of financial condition of Oak Grove Investment Services, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 18, 2010

Oak Grove Investment Services, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 10,400
Investment	5,995
Accounts receivables	-
Total current assets	16,395
PROPERTY AND EQUIPMENT, less accumulated depreciation of $ 3,643	193
Total assets	$ 16,588

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ -
STOCKHOLDER'S EQUITY	
Common stock - authorized 1,000,000 shares, no par value issued and outstanding 1,000,000 shares	1,000
Paid-in capital	12,050
Retained earnings	3,538
Total stockholder's equity	16,588
Total liabilities and stockholder's equity	$ 16,588

The accompanying notes are an integral part of this financial statement.

Oak Grove Investment Services, Inc.

STATEMENT OF INCOME

Year Ended December 31, 2009

REVENUE	
Commission income	$ 211,767
Registration and license	5,495
Interest income	139
Total revenue	217,401
EXPENSES	
Commissions	124,670
Rent	45,672
Management fee	24,000
Consulting fees	8,676
Licensing	5,287
Legal and accounting	2,750
Membership	2,135
Contract labor	1,618
Insurance bond	950
Health and life insurance	783
Bank charges	601
Depreciation	78
Miscellaneous	643
Total expenses	217,863
Net (loss) before income taxes	(462)
Federal and state income taxes	-
NET LOSS	$ (462)

The accompanying notes are an integral part of this financial statement.

Oak Grove Investment Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2009

Balance at December 31, 2008	$ 17,050
Net loss for the year	(462)
Balance at December 31, 2009	$ 16,588

The accompanying notes are an integral part of this financial statement.

Oak Grove Investment Services, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (462)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation	78
Change in assets and liabilities	
Accounts receivable	13,551
Accounts payable	(20,632)
Investment	(5)
(DECREASE) IN CASH AND CASH EQUIVALENTS	(7,470)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,870
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,400

The accompanying notes are an integral part of this financial statement.

Oak Grove Investment Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Oak Grove Investment Services, Inc. (the Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Property and Equipment

Fixed assets are stated at cost. Depreciation is computed using accelerated methods. The useful lives used are 5 to 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

5. Income Taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due.

6. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2010. The rate of interest is 1.25%. The certificate is carried at its net liquidation value.

NOTE C - INCOME TAXES

Income taxes payable consist of the following at December 31:

Federal	$ -
Illinois	-
Total	-
Less: Federal and Illinois estimates paid	-
Balance payable/(overpayment)	$ -

The Company prepares its tax returns on the cash basis of accounting. For 2009, the Company incurred a loss of $ 7,243 on its tax return, therefore, there was no federal or state income tax liability at December 31, 2009. The deferred tax asset and credit arising from net operating loss carryforwards was not material to the financial statements.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 5,000 at December 31, 2009. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $ 16,395 which was $ 11,395 in excess of its required net capital of $ 5,000.

NOTE E - RELATED PARTY TRANSACTIONS

The Company leases office space from the Pettyjohn Family Trust at the rate of $ 600 per month. The terms of the lease have been agreed to be extended on a month-to-month basis.

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2009, the fee was $ 24,000. Expenses covered by the management fee include: office space, staff, utilities, supplies, equipment, and management of the Company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
Oak Grove Investments, Inc.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on page 13 is presented for purposes of additional analysis and is not a required part of the 2009 basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the 2009 basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 18, 2010

Oak Grove Investment Services, Inc.

SCHEDULE OF NET CAPITAL

Year Ended December 31, 2009

Allowable assets	$	16,395
Total liabilities		-
Net capital per audit report accrual basis	$	16,395
Net capital per December 31 FOCUS Report	$	16,395